Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549

03018933

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

for 3/26/03
Current Report on Form 8-K Series 2003-QS5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

6 2003

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th d day of March, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Julie Malanoski
Vice President

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Appendix

Assumptions Stipulated to us by
Representatives of Salomon

- The Structuring Assumptions (except assumption (i)).

- The Mortgage Loans have the following characteristics:

Current Balance	Gross Coupon	Servicing	Original Term to Maturity	Remaining Term to Maturity
$256,410,256	5.850%	0.250%	180	178

- The Certificates have the following Principal or Notional Balances and Pass-Through Rates (there are no Class A-P or Class R Certificates):

Class	Principal or Notional Balance	Initial Pass-Through Rate	Pass-Through Rate
A-1	$97,058,824	1.79000%	1.72000%
A-2	$52,941,176	12.30167%	12.43000%
A-3	$46,875,000	4.00000%	4.00000%
A-4*	$28,125,000	6.28000%	6.28000%
A-5	$45,312,500	1.72000%	1.72000%
A-6	$7,812,500	13.81600%	13.81600%
A-V*	$256,410,256	0.10000%	0.10000%
Subordinate	$6,410,256	5.50000%	5.50000%
Total	256,410,256		

* Notional Amount

Tables

RAL03-QS5 - COMPMAT

Pmt Rule
----

1 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal defined below

2 Pay A1, A2, A3, A5, A6 pro-rata, with remaining principal

3 Pay B1, B2, B3, B4, B5, B6 pro-rata with remaining principal

Senior Principal

The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal

Total principal received minus senior principal

Pass Thru Rate

5.50%

XS Interest

XS recieves the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

```
A1 Formula
   = LIB1 + 0.45

A1 Cap
   = 8.50

A1 Floor
   = 0.45

A2 Formula
   = 14.75833333 - 1.83333333 * LIB1

A2 Cap
   = 14.75833333

A2 Floor
   = 0.0

A4 Notional Balance
   = A5 Bal * 0.620689655172414

A4 Formula
   = 7.55 - 1.0 * LIB1

A4 Cap
   = 7.55

A4 Floor
   = 0.0

A5 Formula
   = LIB1 + 0.45

A5 Cap
   = 8.00

A5 Floor
   = 0.45

A6 Formula
   = 16.61 - 2.20 * LIB1

A6 Cap
   = 16.61

A6 Floor
   = 0.0
```

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
	5.600%	256,410,256	5.850%	14-10	0- 2

SETTLEMENT : MAR 28, 2003
PREPAY : 16.00% CPR
FIRST PAY : APR 25, 2003

LIB1 : 1.27000% LIB1 INDEX
PRICING : 16 CPR

U.S. Treasury Yield Curve :

Year :	0.249	0.499	1.921	4.792	9.795	28.044
Yield :	1.174	1.204	1.745	2.992	4.025	4.903

		Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Dur-ation	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Sprd	Price Sensitivity B.P.	$ Change
ASSET		256,410,256	5.6000			4/03-	1/18	4.05								
CMOs		256,410,256	5.6000			4/03-	1/18	4.05								
A1	-F	97,058,824	1.7900	30	3	4/03-	1/18	3.96								
A2	-Q	52,941,176	12.3017	30	3	4/03-	1/18	3.96								
A3		46,875,000	4.0000	54	27	4/03-	1/18	3.96								
A4	-QI	28,125,000NP	6.2800	30	3	4/03-	1/18	3.96								
A5	-F	45,312,500	1.7200	30	3	4/03-	1/18	3.96								
A6	-Q	7,812,500	13.8160	30	3	4/03-	1/18	3.96								
B-1-PPLO		6,410,256	5.5000	54	27	4/03-	1/18	7.44								
B-2-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-3-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-4-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-5-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
B-6-PPLO		0	0.0000	54	27	3/03-	3/03	0.00								
XS	- I	256,410,256NP	0.1000	54	27	4/03-	1/18	4.05								

PY Tables

TRANCHE : A1 -F YIELD TABLE
SETTLE DATE : 03/28/2003 FIRST PAYMENT DATE : 04/25/2003
AMOUNT : 97,058,824
COUPON : 1.79000
FORMULA : LIB1 + 0.45000
CAP : 8.50000% FLOOR : 0.45000%

CPR	0	8	16	24	32
99.25000	1.825	1.871	1.931	2.004	2.090
99.31250	1.816	1.859	1.914	1.981	2.060
99.37500	1.808	1.847	1.897	1.958	2.030
99.43750	1.800	1.835	1.880	1.935	1.999
99.50000	1.792	1.823	1.863	1.911	1.969
99.56250	1.784	1.811	1.846	1.888	1.939
99.62500	1.776	1.799	1.829	1.865	1.909
99.68750	1.767	1.787	1.812	1.842	1.879
99.75000	1.759	1.775	1.795	1.820	1.849
99.81250	1.751	1.763	1.778	1.797	1.819
99.87500	1.743	1.751	1.761	1.774	1.789
99.93750	1.735	1.739	1.744	1.751	1.759
100.00000	1.727	1.727	1.728	1.728	1.729
100.06250	1.719	1.715	1.711	1.705	1.699
100.12500	1.711	1.703	1.694	1.683	1.669
100.18750	1.703	1.691	1.677	1.660	1.639
100.25000	1.695	1.680	1.660	1.637	1.609
100.31250	1.686	1.668	1.644	1.614	1.580
100.37500	1.678	1.656	1.627	1.592	1.550
100.43750	1.670	1.644	1.610	1.569	1.520
100.50000	1.662	1.632	1.594	1.547	1.491
100.56250	1.654	1.620	1.577	1.524	1.461
100.62500	1.646	1.608	1.560	1.501	1.432
100.68750	1.638	1.597	1.544	1.479	1.402
100.75000	1.630	1.585	1.527	1.456	1.373
100.81250	1.622	1.573	1.510	1.434	1.343
100.87500	1.614	1.561	1.494	1.412	1.314
100.93750	1.606	1.549	1.477	1.389	1.284
101.00000	1.598	1.538	1.461	1.367	1.255
101.06250	1.590	1.526	1.444	1.344	1.226
101.12500	1.582	1.514	1.428	1.322	1.197
101.18750	1.574	1.503	1.411	1.300	1.167
101.25000	1.566	1.491	1.395	1.278	1.138
WAL	8.51	5.67	3.96	2.89	2.18
DUR @					
100.25000	7.73	5.24	3.72	2.75	2.09
START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

TRANCHE : A2 -Q YIELD TABLE
SETTLE DATE : 03/28/2003 FIRST PAYMENT DATE : 04/25/2003
AMOUNT : 52,941,176
COUPON : 12.30167
FORMULA : 14.75833 - 1.83333 * LIB1
CAP : 14.75833% FLOOR : 0.00000%

CPR	0	8	16	24	32
108.25000	11.069	10.500	9.828	9.047	8.146
108.31250	11.057	10.484	9.807	9.022	8.114
108.37500	11.045	10.468	9.787	8.996	8.082
108.43750	11.033	10.452	9.766	8.970	8.050
108.50000	11.021	10.436	9.746	8.944	8.018
108.56250	11.009	10.421	9.726	8.919	7.987
108.62500	10.997	10.405	9.705	8.893	7.955
108.68750	10.985	10.389	9.685	8.867	7.923
108.75000	10.973	10.373	9.665	8.842	7.891
108.81250	10.961	10.358	9.644	8.816	7.859
108.87500	10.950	10.342	9.624	8.791	7.828
108.93750	10.938	10.326	9.604	8.765	7.796
109.00000	10.926	10.311	9.584	8.740	7.765
109.06250	10.914	10.295	9.563	8.714	7.733
109.12500	10.902	10.279	9.543	8.689	7.702
109.18750	10.891	10.264	9.523	8.663	7.670
109.25000	10.879	10.248	9.503	8.638	7.639
109.31250	10.867	10.232	9.483	8.613	7.607
109.37500	10.855	10.217	9.463	8.587	7.576
109.43750	10.844	10.201	9.443	8.562	7.545
109.50000	10.832	10.186	9.423	8.537	7.513
109.56250	10.820	10.170	9.403	8.512	7.482
109.62500	10.808	10.155	9.383	8.486	7.451
109.68750	10.797	10.139	9.363	8.461	7.420
109.75000	10.785	10.124	9.343	8.436	7.389
109.81250	10.773	10.108	9.323	8.411	7.357
109.87500	10.762	10.093	9.303	8.386	7.326
109.93750	10.750	10.077	9.283	8.361	7.295
110.00000	10.738	10.062	9.263	8.336	7.264
110.06250	10.727	10.047	9.244	8.311	7.234
110.12500	10.715	10.031	9.224	8.286	7.203
110.18750	10.704	10.016	9.204	8.261	7.172
110.25000	10.692	10.001	9.184	8.236	7.141
WAL	8.51	5.67	3.96	2.89	2.18
DUR @					
109.25000	4.86	3.67	2.84	2.26	1.82
START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

TRANCHE : A3 YIELD TABLE
SETTLE DATE : 03/28/2003 FIRST PAYMENT DATE : 04/25/2003
AMOUNT : 46,875,000
COUPON : 4.00000

CPR	0	8	16	24	32
99.00000	4.141	4.189	4.249	4.322	4.407
99.06250	4.132	4.176	4.231	4.297	4.375
99.12500	4.123	4.163	4.212	4.272	4.343
99.18750	4.114	4.149	4.194	4.248	4.311
99.25000	4.104	4.136	4.175	4.223	4.279
99.31250	4.095	4.123	4.157	4.198	4.247
99.37500	4.086	4.109	4.139	4.174	4.215
99.43750	4.077	4.096	4.120	4.149	4.183
99.50000	4.068	4.083	4.102	4.125	4.152
99.56250	4.059	4.070	4.084	4.100	4.120
99.62500	4.049	4.056	4.065	4.076	4.088
99.68750	4.040	4.043	4.047	4.051	4.057
99.75000	4.031	4.030	4.029	4.027	4.025
99.81250	4.022	4.017	4.010	4.003	3.994
99.87500	4.013	4.004	3.992	3.978	3.962
99.93750	4.004	3.990	3.974	3.954	3.931
100.00000	3.995	3.977	3.956	3.930	3.899
100.06250	3.985	3.964	3.938	3.906	3.868
100.12500	3.976	3.951	3.919	3.881	3.836
100.18750	3.967	3.938	3.901	3.857	3.805
100.25000	3.958	3.925	3.883	3.833	3.774
100.31250	3.949	3.912	3.865	3.809	3.743
100.37500	3.940	3.899	3.847	3.785	3.712
100.43750	3.931	3.886	3.829	3.761	3.680
100.50000	3.922	3.873	3.811	3.737	3.649
100.56250	3.913	3.859	3.793	3.713	3.618
100.62500	3.904	3.846	3.775	3.689	3.587
100.68750	3.895	3.833	3.757	3.665	3.556
100.75000	3.886	3.820	3.739	3.641	3.525
100.81250	3.877	3.807	3.721	3.617	3.495
100.87500	3.868	3.795	3.703	3.593	3.464
100.93750	3.859	3.782	3.685	3.570	3.433
101.00000	3.850	3.769	3.667	3.546	3.402
WAL	8.51	5.67	3.96	2.89	2.18
DUR @					
100.00000	6.84	4.74	3.43	2.57	1.99
START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

TRANCHE : A6 YIELD TABLE
SETTLE DATE : 03/28/2003 FIRST PAYMENT DATE : 04/25/2003
AMOUNT : 7,812,500
COUPON : 13.81600
FORMULA : 16.61000 - 2.20000 * LIB1
CAP : 16.61000%
FLOOR : 0.00000%

CPR	0	8	16	24	32
112.00000	11.697	10.888	9.939	8.842	7.576
112.06250	11.686	10.873	9.919	8.817	7.546
112.12500	11.674	10.857	9.899	8.792	7.515
112.18750	11.662	10.842	9.880	8.767	7.485
112.25000	11.650	10.826	9.860	8.742	7.454
112.31250	11.638	10.811	9.840	8.718	7.424
112.37500	11.626	10.795	9.820	8.693	7.393
112.43750	11.614	10.779	9.800	8.668	7.363
112.50000	11.602	10.764	9.781	8.643	7.333
112.56250	11.591	10.749	9.761	8.619	7.302
112.62500	11.579	10.733	9.741	8.594	7.272
112.68750	11.567	10.718	9.722	8.570	7.242
112.75000	11.555	10.702	9.702	8.545	7.212
112.81250	11.543	10.687	9.682	8.521	7.181
112.87500	11.531	10.671	9.663	8.496	7.151
112.93750	11.520	10.656	9.643	8.472	7.121
113.00000	11.508	10.641	9.624	8.447	7.091
113.06250	11.496	10.625	9.604	8.423	7.061
113.12500	11.484	10.610	9.585	8.398	7.031
113.18750	11.473	10.595	9.565	8.374	7.001
113.25000	11.461	10.579	9.546	8.350	6.971
113.31250	11.449	10.564	9.526	8.325	6.941
113.37500	11.438	10.549	9.507	8.301	6.911
113.43750	11.426	10.534	9.487	8.277	6.881
113.50000	11.414	10.518	9.468	8.253	6.852
113.56250	11.403	10.503	9.448	8.229	6.822
113.62500	11.391	10.488	9.429	8.204	6.792
113.68750	11.379	10.473	9.410	8.180	6.762
113.75000	11.368	10.458	9.390	8.156	6.733
113.81250	11.356	10.442	9.371	8.132	6.703
113.87500	11.344	10.427	9.352	8.108	6.674
113.93750	11.333	10.412	9.333	8.084	6.644
114.00000	11.321	10.397	9.313	8.060	6.615
WAL	8.51	5.67	3.96	2.89	2.18
DUR @					
113.00000	4.70	3.60	2.83	2.26	1.84
START	4/03	4/03	4/03	4/03	4/03
END	1/18	1/18	1/18	1/18	1/18

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